UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Aftermarket Technology Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

008318 10 7

(CUSIP Number)

Joseph Salamunovich, Aftermarket Technology Corp., 1400 Opus Place, Suite 600, Downers Grove, Illinois 60515, (630) 271-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Equity Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Equity Partners I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Capital Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Capital Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aurora Overseas Advisors, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard R. Crowell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard K. Roeder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trustees of General Electric Pension Trust I.R.S. #14-6015763

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) EP

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GE Asset Management Incorporated, as Investment Manager to GEPT (as defined below) I.R.S. #06-1238874

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 008318107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company I.R.S. #14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Disclaimed (See 11 below)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power Disclaimed (See 11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Company

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Disclaimed (See 11 above)

13.	Percent of Class Represented by Amount in Row (11) N/A

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Aftermarket Technology Corp., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 1400 Opus Place, Suite 600, Downers Grove, IL 60515.

Item 2.	Identity and Background
This Schedule 13D is being filed by:

1)   Aurora Equity Partners L.P. ("AEP"), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  The general partner of AEP is ACP (defined below), whose general partner is AAI (defined below).

2)   Aurora Capital Partners L.P. ("ACP"), is a Delaware limited partnership which principal business is that of general partner of AEP located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  The general partner of ACP is AAI.  The limited partners of ACP are Messrs. Richard R. Crowell ("Crowell"), Gerald L. Parsky ("Parsky"), and Richard K. Roeder ("Roeder").

3)   Aurora Advisors, Inc. ("AAI"), is a Delaware corporation which principal business is that of general partner of ACP located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Crowell, Parsky and Roeder are the sole stockholders and directors of AAI.  For information with respect to the identity and principal occupation of each executive officer of AAI, see Schedule A attached hereto and incorporated by reference herein.

4)   Aurora Overseas Equity Partners I, L.P. ("AOEP"), is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  AEP and AOEP are hereinafter referred to as the "Aurora Partnerships."  The general partner of AOEP is AOCP (defined below), whose general partner is AOAL (defined below).

5)   Aurora Overseas Capital Partners L.P. ("AOCP"), is a Cayman Islands exempted limited partnership which principal business is that of general partner of AOEP located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  The general partner of AOCP is AOAL.  The limited partners of AOCP are Crowell, Parsky and Roeder.

6)   Aurora Overseas Advisors, Ltd. ("AOAL"), is a Cayman Islands exempted company which principal business is that of general partner of AOCP located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.  Crowell, Parsky and Roeder are the sole stockholders and directors of AOAL.  AOAL has no executive officers.

7)   Richard R. Crowell ("Crowell"), is a United States citizen whose primary occupation is as a managing director of the investment firm Aurora Capital Group ("ACG") located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Crowell, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

8)   Gerald L. Parsky ("Parsky"), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Parsky, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

9)   Richard K. Roeder ("Roeder"), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.  Roeder, as stockholder and director of AAI and AOAL and as limited partner of ACP and AOCP, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by AEP and AOEP.

10) Trustees of General Electric Pension Trust ("GEPT"), a New York common law trust which principal business is as a pension trust organized for the benefit of certain employees of General Electric Company located at its principal business and office address c/o GE Asset Management Incorporated, 3001 Summer Street, Stamford, CT 06905, Attn:  Michael Pastore, Esq.  With limited exceptions, GEPT previously irrevocably agreed to vote all shares held by it in such manner as the Aurora Partnerships shall determine, to such extent as its fiduciary duties under the Employee Retirement Income Security Act of 1974 shall allow.  This provision terminated on July 31, 2004.  GEPT's investment manager is GEAM (defined below).  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each trustee of GEPT.

11) GE Asset Management Incorporated ("GEAM"), is a Delaware corporation and a wholly owned subsidiary of General Electric Company which principal business is a registered investment advisor located at its principal business and office address of 3001 Summer Street, Stamford, CT 06905, Attn:  Michael Pastore, Esq.  GEAM acts as investment manager to GEPT and thus shares in GEPT's voting and dispositive power.  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each executive officer and director of GEAM.

12) General Electric Company ("GE"), is a New York corporation which principal business is a diversified manufacturing and financial corporation located at its principal business and office address of 3135 Easton Turnpike, Fairfield, CT 06431.  GEAM is a wholly owned subsidiary of GE and GE reports whenever GEAM reports, although it disclaims beneficial ownership of any and all shares held by GEPT.  GEPT, GEAM and GE are hereinafter referred to as the "GE Entities."  See Schedule B attached hereto and incorporated by reference herein for information with respect to the identity and principal occupation of each executive officer and director of GE.

Each of the above individuals and entities enumerated in items 1-12 are collectively referred to herein as the "Reporting Persons."  Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules A or B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules A and B are United States citizens, except that Claudio X. Gonzalez, Director of GE, is a citizen of Mexico, Andrea Jung, Director of GE, is a citizen of Canada, Yoshiaki Fujimori, officer of GE, is a citizen of Japan, Ferdinando Beccalli, officer of GE, is a citizen of Italy, Sir William Castell, officer and Director of GE, is a citizen of the United Kingdom and Shane Fitzsimons, officer of GE, is a citizen of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration

None of the Reporting Persons is making any purchase or other acquisition of the Common Stock at this time.  None of the Reporting Persons has purchased or otherwise acquired any Common Stock not previously reported.

Item 4.	Purpose of Transaction

The Reporting Persons may decide to increase or decrease their investment in the Issuer by acquiring or disposing of shares of Common Stock depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

AEP, AOEP, GEPT and Mr. Parsky sold 4,252,409, 678,884, 1,306,095 and 12,612 shares, respectively, in an underwritten public offering on March 23, 2005, each at $14.15 per share.  Additionally, AEP, AOEP and Mr. Parsky sold 804,895, 128,499 and 2,388 shares, respectively, in an underwritten public offering on March 28, 2005, each at $14.15 per share.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
(a) and (b)

As of March 23, 2005, GEPT and GEAM beneficially own 0 shares of Common Stock, representing approximately 0% of the total outstanding shares of Common Stock.  GEPT and GEAM have shared voting and dispositive power with respect to 0 shares of Common Stock.  GE disclaims beneficial ownership of any and all shares held by GEPT.

As of March 28, 2005, AEP, ACP and AAI beneficially own 0 shares of Common Stock, representing approximately 0% of the total outstanding shares of Common Stock.  AEP, ACP and AAI have sole voting and dispositive power with respect to 0 shares of Common Stock and do not have shared voting power or dispositive power with respect to any shares of Common Stock.

As of the same date, AOEP, AOCP and AOAL beneficially own 0 shares of Common Stock, representing approximately 0% of the total outstanding shares of Common Stock.  AOEP, AOCP and AOAL have sole voting and dispositive power with respect to 0 shares of Common Stock and do not have shared voting power or dispositive power with respect to any shares of Common Stock.

As of the same date, Messrs. Crowell, Parsky and Roeder beneficially own 0, 0 and 0 shares of Common Stock, representing 0%, 0% and 0% of the total outstanding shares of Common Stock, respectively.  Messrs. Crowell, Parsky and Roeder have shared voting power and shared dispositive power with respect to 0 shares of Common Stock, and sole voting power and sole dispositive power with respect to 0, 0 and 0 shares of Common Stock, respectively.

As of the same date, Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI and ACP, beneficially own 0 shares of Common Stock, representing 0% of the total outstanding shares of Common Stock.  Mr. Elsea has sole voting power and sole dispositive power with respect to the 0 shares of Common Stock.

(c) No transactions were made by any other Reporting Person with respect to the Common Stock in the last 60 days, other than as described in Item 4 above.

(d)           The right to receive distributions and proceeds from the sale of the shares of Common Stock held of record by AEP and AOEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in AEP and AOEP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Underwriting Agreement.  AEP, AOEP, GEPT and Mr. Parsky are parties to that certain Underwriting Agreement, dated March 17, 2005, by and among the Issuer, Citigroup Global Markets Inc. and Robert W. Baird & Co. Incorporated, pursuant to which the shares described in this Schedule 13D were sold in an underwritten public offering on March 23, 2005 and March 28, 2005, as applicable.

Stockholders Agreement.  AEP, AOEP, GEPT and Messrs. Crowell, Parsky and Roeder are parties to that certain Stockholders Agreement, dated August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (as amended to date, the "Stockholders Agreement").  The indemnification provisions contained in the Stockholders Agreement are applicable to the underwritten public offering on March 23, 2005 and March 28, 2005.  As a result of the sale by AEP, AOEP, GEPT and Mr. Parsky of 5,057,304, 807,383, 1,306,095 and 15,000 shares, respectively, in an underwritten public offering on March 23, 2005 and March 28, 2005, as applicable, the Stockholders Agreement has terminated.

In connection with a December 1996 private placement to GEPT, the Issuer granted a "demand" registration right to GEPT.  In addition, GEPT was granted a "piggyback" registration right to include such shares on a pro rata basis in any registration effected for the account of any person exercising a contractual "demand" registration right granted by the Issuer in the future.  As a result of the sale by GEPT of 1,306,095 shares in an underwritten public offering on March 23, 2005, such registration rights have terminated.

Management Services Agreement.  The Issuer also pays to ACP a base annual management fee, currently set at approximately $220,000, for advisory and consulting services pursuant to a written management services agreement (the "Management Services Agreement"), which was assigned by ACP to Aurora Management Partners LLC, a Delaware limited liability company, effective May 1, 1998.  If the Aurora Partnerships' collective beneficial ownership of Common Stock declines below 20%, the Management Services Agreement will terminate.  As a result of the sale by AEP, AOEP, and Mr. Parsky of 5,057,304, 807,383, and 15,000 shares, respectively, in an underwritten public offering on March 23, 2005 and March 28, 2005, as applicable, the Management Services Agreement has terminated.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1

Stockholders Agreement, dated as of August 2, 1994, among Aftermarket Technology Holdings Corp. (the predecessor-in-interest to the Issuer), and certain of its stockholders, optionholders and warrant holders (the Stockholders Agreement) (previously filed as Exhibit 10.1 to the Issuer's Registration Statement on Form S-4 filed on November 30, 1994, Commission File No. 33-86838, and incorporated herein by this reference)

Exhibit 2

Amendment No. 1 to the Stockholders Agreement, dated as of June 24, 1996 (previously filed as Exhibit 10.38 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 3

Amendment No. 2 to the Stockholders Agreement, dated as of October 24, 1996 (previously filed as Exhibit 10.39 to Amendment No.  2 to the Issuer's Registration Statement on Form S-1 filed on November 6, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 4

Amendment No. 3 to Stockholders Agreement, dated as of December 4, 1996 (previously filed as Exhibit 10.4 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

Exhibit 5

Amendment No. 4 to Stockholders Agreement, dated as of December 16, 1996 (previously filed as Exhibit 10.5 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference)

Exhibit 6

Amended and Restated Management Services Agreement, dated as of November 18, 1996, by and among the Issuer, the Issuer's subsidiaries, and Aurora Capital Partners L.P. (previously filed as Exhibit 10.4 to Amendment No. 4 to the Issuer's Registration Statement on Form S-1 filed on October 25, 1996, Commission File No. 333-5597, and incorporated herein by this reference)

Exhibit 7

Joint Filing Agreement by and among AEP, AOEP, ACP, AOCP, AAI, AOAL, Crowell, Parsky, Roeder, GEPT, GEAM and GE, dated September 20, 1999 (previously filed as Exhibit 7 to Amendment No. 2 to the Issuer's Schedule 13D filed September 20, 1999, and incorporated herein by this reference)

Exhibit 8

Underwriting Agreement, dated March 17, 2005, by and among Aftermarket Technology Corp., a Delaware corporation, Citigroup Global Markets Inc., Robert W. Baird & Co. Incorporated and the Selling Stockholders named in Schedule III thereto (previously filed as Exhibit 1 to the Issuer's current report on Form 8-K filed on March 23, 2005, and incorporated herein by this reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS L.P.

By:	Aurora Capital Partners L.P., its general partner

By:	Aurora Advisors, Inc., its general partner

By:	/s/ Richard K. Roeder	March 29, 2005
Richard K. Roeder, Vice President

AURORA OVERSEAS EQUITY PARTNERS I, L.P.

By:	Aurora Overseas Capital Partners L.P., its general partner

By:	Aurora Overseas Advisors, Ltd., its general partner

By:	/s/ Richard K. Roeder	March 29, 2005
Richard K. Roeder, Director

AURORA CAPITAL PARTNERS L.P.

By:	Aurora Advisors, Inc., its general partner

By:	/s/ Richard K. Roeder	March 29, 2005
Richard K. Roeder, Vice President

AURORA OVERSEAS CAPITAL PARTNERS L.P.

By:	Aurora Overseas Advisors, Ltd., its general partner

By:	/s/ Richard K. Roeder	March 29, 2005
Richard K. Roeder, Director

AURORA ADVISORS, INC.

By:	/s/ Richard K. Roeder	March 29, 2005
Richard K. Roeder, Vice President

AURORA OVERSEAS ADVISORS, LTD.

By:	/s/ Richard K. Roeder	March 29, 2005
Richard K. Roeder, Director

	/s/ Richard R. Crowell	March 29, 2005
RICHARD R. CROWELL

	/s/ Richard K. Roeder	March 29, 2005
RICHARD K. ROEDER

	/s/ Gerald L. Parsky	March 29, 2005
GERALD L. PARSKY

GENERAL ELECTRIC PENSION TRUST

By:	GE Asset Management Incorporated, its Investment Manager

By:	/s/ Michael M. Pastore	March 29, 2005
Michael M. Pastore, Vice President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore	March 29, 2005
Michael M. Pastore, Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ John H. Myers	March 28, 2005
John H. Myers, Vice President

SCHEDULE A

AURORA ADVISORS, INC. EXECUTIVE OFFICERS

The business address of each of the persons listed below is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

OFFICERS	POSITION(S)
Gerald L. Parsky	Chairman of the Board and managing director of AAI
Richard K. Roeder	Vice President and Assistant Secretary and managing director of AAI
Richard R. Crowell	President and Secretary and managing director of AAI
Frederick J. Elsea, III	Chief Financial Officer and Chief Financial Officer of AAI

SCHEDULE B

GE ASSET MANAGEMENT INCORPORATED

The business address of each of the persons listed below is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Executive Officers	Present Principal Occupation
John H. Myers	President and Chief Executive Officer
David B. Carlson	Executive Vice President – Domestic Equity Investments
Michael J. Cosgrove	Executive Vice President – Sales and Marketing
Kathryn D. Karlic	Executive Vice President – Fixed Income
Ralph R. Layman	Executive Vice President – International Equity Investments
Alan M. Lewis	Executive Vice President – General Counsel and Secretary
Robert A. MacDougall	Executive Vice President – Fixed Income
Donald W. Torey	Executive Vice President – Real Estate and Private Equities
John J. Walker	Executive Vice President – Chief Financial Officer
Anthony J. Sirabella	Senior Vice President – Chief Information Officer
Pamela K. Halligan	Vice President – Human Resources
William F. Ruoff, III Greg O. Bouleris	Vice President – Quality Senior Vice President – Fixed Income
Stephen N. DeVos	Senior Vice President – Fixed Income
Thomas M. Powers	Senior Vice President – Fixed Income
Paul M. Colonna	Senior Vice President – Fixed Income
William M. Healey	Senior Vice President – Fixed Income
Mark R. Delaney	Senior Vice President – Fixed Income
Gregory B. Hartch	Senior Vice President – Fixed Income
Gregory W. Fletcher	Vice President – Fixed Income Finance
Kathleen S. Brooks	Vice President – Fixed Income
Vita-Marie Pike	Vice President – Fixed Income
Eric H. Gould Craig M. Enright	Vice President – Fixed Income Vice President – Fixed Income
Brad G. Postema	Vice President – Fixed Income

Executive Officers	Present Principal Occupation
Alfredo Chang	Vice President – Fixed Income
Frederick W. Jackson	Vice President—Fixed Income
Mark H. Johnson	Vice President—Fixed Income
Don J. Duncan	Vice President – Money Market Investments
Michael J. Caufield	Senior Vice President – Fixed Income
Craig M. Varrelman	Vice President – Fixed Income
Susan M. Courtney	Vice President – Fixed Income
Stella V. Lou DeLucia	Vice President – Fixed Income
Brian Hopkinson	Senior Vice President – International Equity Portfolios
Daizo Motoyoshi	Senior Vice President – International Equity Portfolios
Jonathan L. Passmore	Senior Vice President – International Equity Portfolios
Michael J. Solecki	Senior Vice President – International Equity Portfolios
Judith A. Studer	Senior Vice President – International Equity Portfolios
T. Brent Jones	Vice President – International Equity Portfolios
Ping Zhou	Vice President – International Equity Portfolios
Robert A. Jasminiski	Vice President – International Equity Portfolios
Paul Nestro	Vice President – International Equity Portfolios
Makoto F. Sumino	Vice President – International Equity Portfolios
Philip A. Riordan	Senior Vice President – Real Estate
Thomas D. Mockler	Vice President – Fixed Income
B. Bradford Barrett	Vice President – Real Estate
Robert P. Gigliotti	Vice President – Real Estate
Gerald Karr	Vice President – Real Estate
James M. Mara	Senior Vice President – International Private Equities
Andreas T. Hildebrand	Vice President – Private Equities
Patrick J. McNeela	Vice President – Private Equities
James Mitchell, Jr.	Vice President – Private Equities
Paolo G. M. Simonato	Vice President—International Private Equities
David W. Wiederecht	Vice President – Private Equities
Christopher D. Brown	Senior Vice President – Equity Portfolios

Executive Officers	Present Principal Occupation
Damian J. Maroun	Senior Vice President – Equity Trading
Paul C. Reinhardt	Senior Vice President – Equity Portfolios
Nancy A. Ward	Senior Vice President – Equity Portfolios
Ralph E. Whitman	Senior Vice President – Equity Investments
Christopher W. Smith	Senior Vice President – Equity Portfolios
Richard L. Sanderson	Senior Vice President – Equity Research
Diane M. Wehner	Senior Vice President – Equity Portfolios
George A. Bicher	Vice President – Equity Investments
Clemence C. Garcia	Vice President – Equity Investments
Gerald L. Igou	Vice President – Equity Investments
Michael Isakov	Vice President – Equity Investments
Sandra J. O’Keefe	Vice President – Equity Investments
John H. Schaetzl	Vice President – Equity Investments
Christopher J. Sierakowski	Vice President – Equity Investments
Charles F. Stuart	Vice President – Equity Investments
Steven M. Fierstein	Vice President – Equity Investments
Thomas R. Lincoln	Vice President – Equity Investments
Anthony J. Mariani	Vice President – Equity Investments
Walter P. Ruane	Vice President – Equity Investments
Ravi K. Pamnani	Vice President – Equity Investments
John T. Boyce	Senior Vice President – Institutional Investments
Joseph M. Connors	Senior Vice President – Operations
Barbara Regan	Senior Vice President- Marketing
Michelle Fang	Vice President – Product Management
Mary R. Stone	Vice President – Trade Operations
Gareth J. Davies	Vice President – Risk Management
Tiffany Hanisch	Vice President – Financial Planning & Analysis
Lowell E. Haims	Vice President – Controller
John F. Robbins	Vice President – Compliance
Jane E. Hackney	Vice President – Equity Portfolio Management

Executive Officers	Present Principal Occupation
Erica K. Evans	Vice President – Client Portfolio Management
Michael J. Tansley	Vice President – Finance Integration Quality
Dory S. Black	Vice President – Assoc. Gen. Counsel & Asst. Secretary
Christopher J. Costello	Vice President—Assoc. Gen. Counsel & Asst. Secretary
Daniel L. Furman	Vice President – Assoc. Gen. Counsel Private Equities & Asst. Secretary
Leanne R. Dunn	Vice President – Assoc. Gen. Counsel Real Estate & Asst. Secretary
Jeanne M. La Porta	Vice President – Assoc. Gen. Counsel & Asst. Secretary
Michael M. Pastore	Vice President – Assoc. Gen. Counsel Private Equities & Real Estate & Asst. Sec.
Scott A. Silberstein	Vice President – Assoc. Gen. Counsel & Asst. Secretary
Matthew J. Simpson	Senior Vice President, Gen. Counsel–Investment Services & Asst. Secretary
Charles I. Middleton	Vice President – Tax Counsel

Citizenship of all Executive Officers

U.S.A

Directors	Present Principal Occupation
David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT
Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT
Pamela K. Halligan	Vice President of GEAM
Kathryn D. Karlic	Executive Vice President of GEAM
Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT
Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT
Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

Directors	Present Principal Occupation
John H. Myers	Vice President of General Electric Company, President and Chief Executive Officer of GEAM and Trustee of GEPT
Anthony J. Sirabella	Senior Vice President – Chief Information Officer of GEAM
Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT
John J. Walker	Executive Vice President – Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship of all Directors

U.S.A

General Electric Company Executive Officers

The names and principal occupations of the officers of General Electric Company are as follows:

	PRESENT	PRESENT
NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

J.R. Immelt	General Electric Company	Chairman of the Board and
	3135 Easton Turnpike	Chief Executive Officer
Fairfield, CT 06828

P.D. Ameen	General Electric Company	Vice President and Comptroller
3135 Easton Turnpike
Fairfield, CT 06828

F. Beccalli	General Electric Company	Senior Vice President – GE Europe
3135 Easton Turnpike
Fairfield, CT 06828

C. T. Begley	General Electric Company	Vice President – GE Rail
2901 East Lake Road
Erie, PA 16531

D.L. Calhoun	General Electric Company	Senior Vice President -
	1 Neumann Way	GE Transportation
Cincinnati, OH 05215

J.P. Campbell	General Electric Company	Senior Vice President -
	Appliance Park	GE Consumer & Industrial,
	Louisville, KY 40225	Americas

W. H. Cary	General Electric Company	Vice President -
	3135 Easton Turnpike	Investor Communications
Fairfield, CT 06828

K.A. Cassidy	General Electric Company	Vice President and GE Treasurer
201 High Ridge Road
Stamford, CT 06905-3417

Sir William Castell	GE Healthcare	Vice Chairman of the Board and
	Pollards Wood, Nightingales Lane	Executive Officer, General Electric
	Chalfont St. Giles	Company; President and CEO,
	HP8 4SP Great Britain	GE Healthcare

W.J. Conaty	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	Human Resources

Fairfield, CT 06828

P. Daley	General Electric Company	Vice President - Corporate
	3135 Easton Turnpike	Business Development
Fairfield, CT 06828

D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General Electric
	Fairfield, CT 06828	Company; Chairman, General
Electric Capital Services, Inc.

B.B. Denniston III	General Electric Company	Vice President and General Counsel
3135 Easton Turnpike
Fairfield, CT 06828

S.C. Donnelly	General Electric Company	Senior Vice President -
	One Research Circle	GE Global Research
Niskayuna, NY 12309

S. Fitzsimons	General Electric Company	Vice President -
	3135 Easton Turnpike	Corporate Financial Planning
	Fairfield, CT 06828	and Analysis

Y. Fujimori	General Electric Company	Senior Vice President - GE Asia
21 Mita 1-chome
Meguro-ku 3d Floor Alto
Tokyo, Japan 153-0062

A.H. Harper	General Electric Company	Senior Vice President –
	260 Long Ridge Road	GE Equipment Management
Stamford, CT 06927

B.W. Heineman, Jr.	General Electric Company	Senior Vice President - Law
	3135 Easton Turnpike	and Public Affairs
Fairfield, CT 06828

J.M. Hogan	General Electric Company	Senior Vice President -
	P.O. Box 414	GE Healthcare
Milwaukee, WI 53201

J. Krenicki	General Electric Company	Senior Vice President -
	1 Plastics Avenue	GE Advanced Materials
Pittsfield, MA 01201

M.A. Neal	General Electric Company	Senior Vice President –

	260 Long Ridge Road	GE Commercial Finance
Stamford, CT 06927

D.R. Nissen	General Electric Company	Senior Vice President –
	201 High Ridge Road	GE Consumer Finance
Stamford, CT 06905-3417

J.A. Parke	General Electric Company	Senior Vice President -
	260 Long Ridge Road	General Electric Company
	Stamford, CT 06927	Vice Chairman, GE Capital
Corporation

R.R. Pressman	General Electric Company	Senior Vice President -
	5200 Metcalf Avenue	Employers Reinsurance Corporation
Overland Park, KS 66201

G.M. Reiner	General Electric Company	Senior Vice President -
	3135 Easton Turnpike	Chief Information Officer
Fairfield, CT 06828

J.G. Rice	General Electric Company	Senior Vice President -
	4200 Wildwood Parkway	GE Energy
Atlanta, GA 30339

K.S. Sherin	General Electric Company	Senior Vice President - Finance
	3135 Easton Turnpike	and Chief Financial Officer
Fairfield, CT 06828

L.G. Trotter	General Electric Company	Senior Vice President -
	Appliance Park	GE Consumer and Industrial
Louisville, KY 40225

W.A. Woodburn	General Electric Company	Senior Vice President -
	187 Danbury Road	GE Infrastructure
Wilton, CT 06897

R.C. Wright	NBC Universal, Inc.	Vice Chairman of the Board and
	30 Rockefeller Plaza	Executive Officer, General
	New York, NY 10112	Electric Company; Chairman
and Chief Executive Officer,
NBC Universal, Inc.

Citizenship
Ferdinando Beccalli	Italy
Sir William Castell	U.K.

Shane Fitzsimons	Ireland
Yoshiaki Fujimori	Japan
All Others	U.S.A.

The names and principal occupations of the Directors of General Electric Company are as follows:

	PRESENT	PRESENT
NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

J.I. Cash, Jr.	General Electric Company	Former Professor of Business
	3135 Easton Turnpike	Administration-Graduate
	Fairfield, CT 06828	School of Business
Administration, Harvard University

Sir William Castell	GE Healthcare	Vice Chairman of the Board and
	Pollards Wood, Nightingales Lane	Executive Officer, General Electric
	Chalfont St. Giles	Company; President and CEO,
	HP8 4SP Great Britain	GE Healthcare

D.D. Dammerman	General Electric Company	Vice Chairman of the Board and
	3135 Easton Turnpike	Executive Officer, General
	Fairfield, CT 06828	Electric Company; Chairman,
General Electric Capital Services,
Inc.

A.M. Fudge	Young & Rubicam, Inc.	Chairman and Chief Executive
	285 Madison Avenue	Officer,
	New York, NY 10017	Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico,	Chairman of the Board
	S.A. de C.V.	and Chief Executive Officer,
	Jose Luis Lagrange 103,	Kimberly-Clark de Mexico,
	Tercero Piso	S.A. de C.V.
Colonia Los Morales
Mexico, D.F. 11510, Mexico

J.R. Immelt	General Electric Company	Chairman of the Board
	3135 Easton Turnpike	and Chief Executive
	Fairfield, CT 06828	Officer, General Electric Company

A. Jung	Avon Products, Inc.	Chairman and Chief
	1345 Avenue of the Americas	Executive Officer,
	New York, NY 10105	Avon Products, Inc.

A.G. Lafley	The Procter & Gamble Company	Chairman of the Board, President
	1 Procter & Gamble Plaza	and Chief Executive
	Cincinnati, OH 45202-3315	The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc.	Chairman, President and Chief
	375 Park Avenue	Executive Officer,
	New York, NY 10152	Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson	Former Chairman and Chief
	100 Albany Street	Executive Officer
Suite 200
New Brunswick, NJ 08901

R.B. Lazarus	Ogilvy & Mather Worldwide	Chairman and Chief
	309 West 49th Street	Executive Officer
New York, NY 10019-7316

S. Nunn	King & Spalding	Retired Partner
	191 Peachtree Street, N.E.	King & Spalding
Atlanta, Georgia 30303

R.S. Penske	Penske Corporation	Chairman of the Board and
	2555 Telegraph Road	President, Penske Corporation
Bloomfield Hills, MI 48302-0954

R.J. Swieringa	S.C. Johnson Graduate School	Anne and Elmer Lindseth Dean
	Cornell University	and Professor of Accounting
207 Sage Hall
Ithaca, NY 14853-6201

D.A. Warner III	J. P. Morgan Chase & Co.,	Former Chairman of the Board
The Chase Manhattan Bank and
Morgan Guaranty Trust Co. of New York
345 Park Avenue
New York, NY 10154

R.C. Wright	NBC Universal, Inc.	Vice Chairman of the Board and
	30 Rockefeller Plaza	Executive Officer, General
	New York, NY 10112	Electric Company; Chairman
and Chief Executive Officer,
NBC Universal, Inc.

Citizenship

Sir William Castell	United Kingdom
C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

General Electric Pension Trust

The  business  address  of  each of the persons listed below is 3001 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

NAME	PRESENT PRINCIPAL OCCUPATION

David B. Carlson	Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove	Executive Vice President of GEAM and Trustee of GEPT

Ralph R. Layman	Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis	Executive Vice President, General Counsel and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall	Executive Vice President of GEAM and Trustee of GEPT

John H. Myers	Vice President of General Electric Company, President and Chief Executive Officer of GEAM and Trustee of GEPT

Donald W. Torey	Executive Vice President of GEAM and Trustee of GEPT

John J. Walker	Executive Vice President, Chief Financial Officer of GEAM and Trustee of GEPT

Citizenship

U.S.A.